Exhibit 99.1

ICON Releases its 2021 ESG Report

DUBLIN--(BUSINESS WIRE)--September 6, 2022--ICON plc, (NASDAQ: ICLR) a world-leading healthcare intelligence and clinical research organisation, today releases its 2021 Environmental, Social and Governance (ESG) Report.

The report outlines how ICON is delivering on its ESG commitments and measured its performance in a number of key areas, including the social impact it is having on advancing public health, its continued diversity and inclusion focus, how it conducts its business sustainably and its commitment to ethics and quality.

On the publication of the report, Steve Cutler, CEO, ICON commented: “This report showcases ICON’s commitment to delivering positive impacts for our colleagues, our customers, our communities and the patients we serve. I am proud of the progress we have made on our ESG plans and priorities as shown by the report and I am excited about the further progress we will make going forward.”

Examples of how ICON progressed its ESG commitments in 2021 include:

Advancing public health

ICON’s work spans continents, delivering services in developed countries and traditionally underserved regions and helps to improve access to healthcare for people worldwide.

ICON did significant work in 2021 in the fight against COVID-19. This included providing clinical trials services to the Pfizer (NYSE:PFE) and BioNTech SE (NASDAQ:BNTX) investigational COVID-19 vaccine programme, which was the first COVID-19 vaccine to receive FDA approval. Overall in 2021, ICON supported 26 drug approvals.

In 2021, the company invested in patient centric innovation using technology and partnerships. In addition to developing strategic partnerships across the healthcare ecosystem to drive increased access to healthcare, ICON has focused on innovative approaches and technologies to drive progress in clinical research.

Focus on diversity and inclusion

In 2021, ICON focused on promoting diversity within its own company and the industry overall. From a patient perspective, one of ICON’s key ambitions is to make it easier for patients, across all dimensions of diversity, to be part of clinical research. In its work with Pfizer and BioNTech, ICON supported their Phase 3, late-stage study of the COVID-19 vaccine in enrolling over 40% of participants from diverse backgrounds. In order to increase diversity of participation in clinical trials, ICON has also focused on clinical research as a care option (CRAACO) and has actively worked with the Association of Clinical Research Organisations (ACRO) to support the industry in achieving greater diversity and equity.

Within its own company, community groups are one of the ways in which ICON promotes diversity, inclusion and belonging, by bringing together employees with common identities and related interests. These groups are:

  NOW@ICON: The Networking Organisation for Women at ICON
  PRIDE: Supporting LGBTQ+ colleagues and allies
  DAWN: The Disability Awareness Network
  SPACE: Supporting Parents and Carers Everywhere
  EmbRACE: Supporting all race and ethnic backgrounds

Conducting business sustainably

ICON is actively managing its environmental impact across its global business. Progress achieved in 2021 included:

  40% of the way to reducing electricity consumption by 20% by 2030.
  Since 2018, Scope 3 business travel emissions have decreased by 60%.
  Consolidated 37 office locations to align with new working styles and business needs. This includes office building closures and modifications and a flexible working policy.

Supporting communities

In addition to the pivotal role ICON played in COVID-19 vaccine development, the company also participated in the UNICEF Corporate Vaccine Alliance in 2021, donating significant funds to support the purchase of 38,000 vaccine doses - one on behalf of each ICON employee.

ICON also continued with its employee-led charitable donation program, which has supported over 90 charities since 2012. During 2021, ICON donated $200,000 split between 20 organisations chosen by employees. The selected organisations focus on a range of critical issues from relieving poverty and homelessness to improving child welfare through education and enhancing the lives of people living with a variety of diseases.

For further information about ICON’s ESG efforts in 2021, please visit:www.iconplc.com/about/esg/

About ICON plc

ICON is the world’s leading clinical research organisation, powered by healthcare intelligence. From molecule to medicine, we advance clinical research providing outsourced development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 40,500 employees in 119 locations in 53 countries as at June 30, 2022. For further information about ICON, visit: www.iconplc.com.

ICON/ICLR-G

Contacts

Claire Quinn
Corporate Communications, ICON plc
+353 87 4066091
claire.quinn@iconplc.com

Kate Haven
Vice President Investor Relations, ICON plc
+1-888-381-7923
IR@iconplc.com